                                                  NEWS RELEASE


Date:     May 21, 1998
Release:  Immediate
Contact:  James P. Hart, Vice President Finance
          Chief Financial Officer (412-490-1843)


                  INDUSTRIAL SCIENTIFIC CORPORATION ANNOUNCES
                       FISCAL 1998 FIRST QUARTER RESULTS

PITTSBURGH, PA -- Industrial Scientific Corporation (NASDAQ/NM symbol: ISCX ) today reported record high net sales of $11,396,000 for the first quarter ended May 2, 1998, which included 13 weeks. Net sales for the first quarter 1997, which included 14 weeks, totaled $10,952,000. Net sales increased 12.1% for the first quarter 1998 compared to the first quarter 1997 adjusted for the difference in the number of weeks included in each fiscal quarter.

Net income for the first quarter 1998, totaled $1,651,000, ($0.50 per share) an increase of 28.8% on a comparable number of weeks basis compared to net income of $1,381,000 ($0.41 per share) for the first quarter 1997.

Kent D. McElhattan, President and CEO, stated, "Record net sales and a 29% increase in net income shows excellent financial performance. Sales of our newly introduced ATX series of multi-gas portable instruments contributed significantly to our results. New product development continues to be our most critical strategic growth path. Our fixed systems product line was significantly expanded by the release of the WorksAlone II(TM) and Transmitter II(TM) at the very end of the first quarter. I am proud of our first quarter results and optimistic about the balance of fiscal 1998."

Headquartered in Oakdale, Pennsylvania, Industrial Scientific Corporation designs, manufactures and sells gas monitoring instruments and other technical products for the preservation of life and property.

Certain statements contained in this release may be considered forward-looking. These statements represent the company's reasonable judgment and expectations and are subject to risks and uncertainties, including the risk factors listed in the company's 10K for fiscal year 1997, that could cause actual results to differ materially from these statements.

              INDUSTRIAL SCIENTIFIC CORPORATION AND SUBSIDIARIES

                Condensed Consolidated Statement of Operations

                                  (Unaudited)
                   (In thousands, except per share amounts)


                                           Three Months Ended
                                          05/02/98    05/03/97
                                          --------    --------
                                         (13 weeks)  (14 weeks)

Net Sales                                  $11,396     $10,952
Gross profit                                 6,773       6,189
Operating profit                             2,252       1,945
Net income                                   1,651       1,381

Net income per basic common share:
  Basic earnings per share                   $0.50       $0.41
  Weighted average shares - basic            3,299       3,363

Net income per diluted common share:
  Diluted earnings per share                 $0.50       $0.41
  Weighted average shares - diluted          3,318       3,363